       COVER

                                                          EXHIBIT 17


               IN THE UNITED STATES DISTRICT COURT
              FOR THE WESTERN DISTRICT OF VIRGINIA
                      Harrisonburg Division

______________________________
                              )
WLR FOODS, INC.               )
                              )
          Plaintiff,          )
                              )
v.                            )
                              )
TYSON FOODS, INC.,            )
                              )
          Defendant.          )
                              )
and                           )
                              )
TYSON FOODS, INC. and         )
WLR ACQUISITION CORP.,        )  Civil Action No. 94-0012(H)
                              )
          Counterclaim-       )
          Plaintiffs          )
                              )
v.                            )
                              )
WLR FOODS, INC.,              )
                              )
          Counterclaim-       )
          Defendant,          )
                              )
and                           )
                              )
GEORGE E. BRYAN,              )
CHARLES L. CAMPBELL,          )
STEPHEN W. CUSTER,            )
CALVIN G. GERMROTH,           )
WILLIAM H. GROSECLOSE,        )
J. CRAIG HOTT,                )
JAMES L. KEELER,              )
HERMAN D. MASON,              )
CHARLES W. WAMPLER, JR.,      )
WILLIAM D. WAMPLER,           )
                              )
          Additional Counter- )
          Claim Defendants.   )
______________________________)

                AMENDED ANSWER AND COUNTERCLAIMS

                             ANSWER

     Defendant Tyson Foods, Inc. ("Tyson Foods"), by its undersigned counsel, answers WLR Foods, Inc.'s ("WLR") Amended
Complaint as follows:

     1. Admits that the Amended Complaint purports to seek a declaratory judgment regarding the "Rights Plan" as that term is defined in the Amended Complaint. The remaining allegations are legal conclusions which do not require a response. To the extent a response is required, Tyson Foods denies them.

     2. Admits that the Amended Complaint purports to seek a declaration that Article 14, Va. Code Sections 13.1-725 et seq. and Article 14.1, Va. Code Sections 13.1-728.1 et seq. of Virginia's Stock Corporation Act are constitutional under the Virginia and United States Constitutions. The remaining allegations are legal conclusions which do not require a response. To the extent a response is required, Tyson Foods denies them.

     3. Denies, except to the extent the allegations constitute legal conclusions which require no response.

     4.   Admits.

     5.   Admits.

     6. Admits that Tyson Foods believes that WLR's Directors breached their fiduciary duties by adopting the Rights Plan and continue to breach their fiduciary duties by not redeeming the Rights issued thereunder. Tyson Foods denies the remaining allegations, except to the extent that the letter dated January 24, 1994 is quoted accurately.

     7. Admits that Tyson Foods believes that Articles 14 and 14.1 of Virginia's Stock Corporation Act are invalid on their face and as applied. Tyson Foods denies the remaining allegations, except to the extent the letter dated January 24, 1994 is quoted accurately.

     8.   Admits.

     9. Denies, except to the extent that the allegations constitute legal conclusions to which no response is required.

     10. Denies, except to the extent that the allegations constitute legal conclusions to which no response is required.

     11. Denies, except to the extent that the allegations constitute legal conclusions to which no response is required.

     12. Denies, except to the extent that the allegations constitute legal conclusions to which no response is required.

     13. Denies, except to the extent that the allegations constitute legal conclusions to which no response is required.

     14.  Denies, except to the extent that the letter dated
January 24, 1994 is quoted accurately.

     15. Admits that Tyson Foods is aware that the Board of Directors of WLR adopted a "Shareholders Rights Plan." Tyson
Foods is without sufficient information to admit or deny the remaining allegations and therefore denies them.

     16. Admits that Tyson Foods is aware that the WLR Board of Directors adopted a "Shareholders Rights Plan." Tyson
Foods refers to the full text of the "Shareholders Rights
Plan" for its content.

     17.  Admits that Tyson Foods is aware that the WLR Board
of Directors adopted a "Shareholders Rights Plan."   Tyson
Foods refers to the full text of the "Shareholders Rights
Plan" for its content.

     18. Denies, except to the extent that the allegations constitute legal conclusions to which no response is required.

     19. Tyson Foods is without knowledge or information sufficient to form a belief as to the truth of the allegations relating to WLR's belief. Tyson Foods denies the remaining allegations except to the extent that the allegations constitute legal conclusions to which no response is required.

     20. Denies, except to the extent that the allegations constitute legal conclusions to which no response is required.

     21. Denies, except to the extent that the allegations constitute legal conclusions to which no response is required.

     22. The remaining allegations are a demand for relief to which no response is required. To the extent a response is required; Tyson Foods denies them.

     23. Tyson Foods denies every allegation not specifically admitted.

                          COUNTERCLAIMS

     Counterclaim plaintiffs Tyson Foods and WLR Acquisition
Corp. ("Tyson Acquisition")(collectively "Tyson"), by their undersigned counsel, state as their counterclaims:

                           THE PARTIES

     1. Tyson Foods is a Delaware corporation with its principal place of business in Arkansas. Tyson Foods has operations throughout the United States, including facilities in the Commonwealth of Virginia. At all relevant times, Tyson Foods owned shares of WLR.

     2. Tyson Acquisition is a direct, wholly-owned subsidiary of Tyson Foods. It is a Delaware corporation with its principal place of business in Arkansas. Tyson Acquisition has not engaged in any business since its incorporation other than incident to its organization and in connection with an offer to purchase for cash all outstanding shares of common stock of WLR. On March 1, 1994, Tyson Foods transferred to Tyson Acquisition, as a contribution to its capital, 600,000 shares of WLR theretofore purchased by Tyson Foods.

     3. WLR is a Virginia corporation with its principal place of business in Rockingham County, Virginia. Shares of WLR's common stock are publicly traded on the NASDAQ National
Market System.

     4. Counterclaim defendants George E. Bryan, Charles L. Campbell, Stephen W. Custer, Calvin G. Germroth, William H. Groseclose, J. Craig Hott, James L. Keeler, Herman D. Mason, Charles W. Wampler, Jr., and William D. Wampler ("Directors") are members of the WLR Board of Directors. Counterclaim defendants are citizens of states other than Delaware and Arkansas.

                     JURISDICTION AND VENUE

     5. This Court has subject matter jurisdiction over these counterclaims pursuant to:

          (a) 28 U.S.C. Section 1331 because the matter in controversy arises under the United States Constitution and the laws of the United States;

          (b)  28 U.S.C. Section 1332 because there is
complete diversity of citizenship between counterclaim plaintiffs and the counterclaim defendants and the amount in controversy, exclusive of interest and costs, exceeds $50,000;

          (c) 28 U.S.C. Section 1337(a) because the action arises under an act of Congress regulating commerce;

          (e) 28 U.S.C. Section 1367 under the principles of supplemental jurisdiction.

                   NATURE OF THE COUNTERCLAIMS

     6. The counterclaims asserted herein concern actions taken by counterclaim defendants to prevent a fair and timely referendum by WLR's disinterested shareholders on Tyson's cash tender offer ("Tyson Offer") under the Virginia Control Share Acquisitions Act (Article 14.1 of the Virginia Stock Corporation Act)("Control Share Act") and a meaningful opportunity for WLR's shareholders to tender their shares pursuant to Tyson's all cash tender offer.

     7. In its simplest form, the Control Share Act strips the voting rights of shares acquired by an offeror, such as Tyson, once a certain number of shares are acquired, unless prior to the acquisition a majority of the corporation's disinterested shareholders pass a resolution granting voting rights to those shares.


     8. In direct response to Tyson Foods' merger proposal, and with full expectation that WLR's rejection of the proposal would be followed by a tender offer, counterclaim defendants engaged in a flurry of activity. They erected barriers to prevent the success of a Tyson Foods' tender offer and to deprive WLR's disinterested shareholders of their corporate franchise. Counterclaim defendants granted lucrative "golden parachute" contracts to senior management, rewarding them with significant additional compensation if a change in control of WLR occurs. In addition, WLR adopted new severance arrangements for all salaried and hourly clerical employees. Counterclaim defendants also adopted a discriminatory shareholder rights plan designed to make it prohibitively expensive for Tyson Foods to acquire 15% or more of WLR's outstanding common stock. Finally, and most strikingly, they adopted a series of by-laws and purported to make management changes that counterclaim defendants publicly acknowledge was directed at the outcome of a referendum by disinterested shareholders under the Control Share Act.

     9. Tyson seeks a declaratory judgment and a preliminary and permanent injunction (a) enjoining the actions taken by counterclaim defendants that interfere with conduct of a prompt, fair and impartial referendum under the Control Share Act and Tyson's right to a meaningful opportunity for its tender offer and

(b) declaring the Control Share Act unconstitutional under the Supremacy and Commerce Clauses of the United States
Constitution.

             REGULATORY SCHEME GOVERNING TYSON OFFER

     10. The Williams Act, along with regulations of the Securities and Exchange Commission ("SEC"), governs the Tyson Offer. The purpose of the Williams Act is to protect shareholders through a policy of neutrality between management and offeror so that shareholders are free to decide for themselves whether to accept or reject a tender offer. In passing the Williams Act, Congress deliberately avoided tipping the balance in a tender offer contest in favor of management or the offeror.

     11. The Williams Act ensures investor autonomy, and neutrality between management and offeror, by requiring full disclosure to shareholders and establishing a timetable for tender offers. Congress recognized that significant delays in the tender offer process substantially benefit management, disadvantage offerors, and harm shareholders by providing time for management, acting in its self-interest, to erect barriers that prevent a change of corporate control. Delays of even a few days or weeks may spell the difference between the success or failure of a tender offer. When a tender offer is unreasonably delayed, the market for the target corporation's stock often fluctuates dramatically, uncertainty prevails, and shareholders run a serious risk of missing out on the opportunity to sell their shares at a premium. For these reasons, the Williams Act sets time periods for how the tender offer should proceed. Under federal law, tender offers must be free to proceed without unreasonable delay.

     12. The State of Virginia also regulates tender offers. The most formidable barrier in Virginia's regulatory scheme is the Control Share Act, a statute that WLR has taken, reshaped and exploited as a weapon against Tyson and WLR shareholders. Under the Act, a shareholder that owns, directly or beneficially, at least five percent of the target's outstanding voting shares is entitled to request a special shareholder meeting for determining whether voting rights will be extended by the disinterested shareholders. The special meeting must be held between thirty and fifty days from the date that the special meeting is requested unless the offeror agrees otherwise. The Control Share Act also prohibits solicitations of proxies no sooner than thirty days before the special meeting.

     13. Because no offeror will purchase shares that do not carry voting rights, the special meeting is tantamount to a referendum on the tender offer. If the offeror loses the vote, the tender offer, as a practical matter, cannot proceed. A fair and impartial vote at the special meeting under the Control Share Act is critical to the viability of tender offers for shares of Virginia corporations.

     14. The Control Share Act requires the resolution to pass by a majority of all outstanding shares (exclusive of "interested shares", that is, shares owned by the offeror, the target's officers, and the target's directors who also are employees of the target), regardless of whether all shareholders vote. The effect of this is to count all non-votes as votes for management and against the offeror. Non-votes typically fall in the range of five to ten percent of all voting shares outstanding.

                    BACKGROUND TO TYSON OFFER

     15. Tyson is engaged primarily in the business of producing chicken and chicken products for wholesale and retail markets nationally and internationally. WLR is in a similar line of business, but its strength lies in the production of turkey and turkey products for wholesale and retail markets. The markets for turkey products is separate and distinct from the market for chicken products. WLR's operations are based in the mid-Atlantic region encompassing the states of Virginia, West Virginia, Pennsylvania and Maryland, while Tyson's presence in the region is comparatively small. A strategic merger of Tyson and WLR makes good business sense.

     16. Beginning in early January 1994, a representative of Tyson Foods approached counterclaim defendant Keeler about the possibility of a friendly merger of Tyson Foods with WLR at a price of $30 per share for each outstanding share of WLR. Following further discussions between Tyson Foods and WLR about a possible merger, Keeler informed Tyson Foods on January 24, 1994 that WLR was not interested in discussing Tyson Foods' proposal further.

     17. Following that conversation, Tyson Foods delivered a letter to WLR's Board of Directors dated January 24, 1994 proposing a merger of WLR with Tyson Foods (or a subsidiary of Tyson Foods). Tyson's merger offer proposed to pay WLR shareholders $30 per share in cash for each of their shares. This offer represented a premium to WLR shareholders of approximately $110 million or 56% over the pre-offer market share price for WLR stock. The letter pointed out Tyson Foods' belief that "there are extremely attractive opportunities for pursuing the continued
growth and development of our two companies . . . ."  The
letter also explained that Tyson Foods was prepared to negotiate a merger agreement in good faith and suggested possible approaches to the transaction that would benefit all of WLR's shareholders.

     18. The WLR response to the proposal was swift and inflexible. On January 25, 1994, WLR's Board of Directors issued a letter to WLR's shareholders. It stated, among other things, that, "as it must, [WLR's Board of Directors] will meet in the near future to evaluate Tyson's offer. . . . And, as always, we will keep you posted on important corporate developments." When the WLR Board met, the only thing it evaluated was how to stiff-arm the proposal from Tyson Foods by: (a) erecting barriers to prevent WLR's disinterested shareholders from approving, or indeed voting on, a Tyson tender offer; and (b) establishing means to thwart WLR's shareholders from tendering, and Tyson from accepting, any WLR shares pursuant to a Tyson tender offer.

              THE DIRECTORS' CONFLICTS OF INTEREST

     19. As set forth more fully below, the Directors have inherent conflicts of interest in regard to any corporate transaction between WLR and Tyson and/or the Tyson Offer and had such conflicts at all relevant times. The conflicts arise from, among other things, (a) the overlapping family and business relations among the Directors; (b) the direct benefits received from WLR by the Directors; (c) the indirect benefits received from WLR by their immediate families; and (d) the indirect benefits received from WLR by business entities related to the Directors. By reason of such conflicts, the Directors had an inherent interest, singly and as a group, to perpetuate themselves in office and therefore to oppose any change in control, even a noncoersive proposal, such as the Tyson Offer, which contemplates a Control Share referendum by disinterested shareholders.

     20. Among the evidences of the Directors' inherent conflicts of interest with respect to the Tyson Offer are the following:

          (a)  Counterclaim defendant Charles W. Wampler, Jr.,
Chairman of the WLR Board, and counterclaim defendant William
D. Wampler are brothers.

          (b) Counterclaim defendant Stephen W. Custer is a nephew of both counterclaim defendants Charles W. Wampler, Jr.
and William D. Wampler.

          (c) When Tyson proposed to WLR a merger with Tyson, counterclaim defendants George E. Bryan and William D. Wampler were Senior Vice Presidents of WLR and counterclaim defendants Charles W. Wampler, Jr. and Herman D. Mason were, in their capacities as Chairman and Vice Chairman of WLR, respectively, officers and employees of WLR.

          (d) During the fiscal year ended July 3, 1993, WLR paid $34,029 to Custer Associates, a consulting firm owned by counterclaim defendant Stephen W. Custer (nephew to the Wampler brothers).

          (e) In addition to his compensation as an employee, entities related to counterclaim defendant William D. Wampler were paid by WLR in the fiscal year ended July 3, 1993, a total amount of $391,327.

          (f) Counterclaim defendant James L. Keeler is Chief Executive Officer and President of WLR and receives in those capacities compensation of almost $600,000 as well as valuable stock options. Keeler's son received payments for the fiscal year ended July 3, 1993 from WLR and its subsidiaries of almost $100,000.

          (g) Counterclaim defendant James L. Mason received from WLR for its fiscal year ended July 3, 1993 compensation of almost $250,000 as well as valuable stock options.

          (h) Counterclaim defendant Charles L. Campbell and his son received payments for the fiscal year ended July 3, 1993 from WLR and its subsidiaries totalling more than $150,000.

          (i) Counterclaim defendant J. Craig Hott received from WLR for the benefit of Hott's Farming, Inc., of which he is a vice president, payments for the fiscal year ended July 3, 1993 from WLR and its subsidiaries totalling more than $250,000. In addition, WLR purchased, either directly or through third-party suppliers, more than $800,000 of fuel oil and propane from Franklin Oil Co, Inc., of which Hott is a director and minority shareholder.

          (j) Counterclaim defendant Calvin G. Germroth, a broiler producer, received from WLR and its subsidiaries in fiscal year 1993 almost $36,000.

     21. The Directors were and are fearful that a merger of WLR with Tyson and/or the acquisition of voting control of WLR by Tyson could jeopardize the lucrative Director Benefits that the Directors receive directly and indirectly from WLR.

            COUNTERCLAIM DEFENDANTS' IMPROPER ACTIONS

     22. On February 4, 1994, the WLR Board held a meeting in which they rejected Tyson Foods' proposal. At that February 4 meeting, WLR's Board took a series of actions designed to erect numerous barriers that would insulate WLR from any acquisition not approved by the WLR Board. Through its actions, WLR's Board attempted to impose its will on WLR's shareholders, to exercise by eliminating any opportunity for WLR's disinterested shareholders to exercise their shareholder rights, as contemplated by the Williams Act and the Control Share Act, thereby attempting to deprive them of the benefits of an acquisition proposal from Tyson or any other third party not endorsed by the WLR Board.

     23. Specifically, at the February 4, 1994 Board meeting, the Directors:

          (a)  adopted a Shareholder Rights Agreement ("Poison
Pill");

          (b)  adopted certain executive severance
arrangements ("Golden Parachutes");

          (c) adopted certain severance packages for salaried and hourly employees ("Other Parachutes");

          (d) amended the corporate bylaws ("Bylaws") of WLR relating to the roles that the Chairman and Vice Chairman of WLR play as officers to enhance management's voting power to block an expected tender offer by Tyson Foods;

          (e) took actions which denied WLR's disinterested shareholders the opportunity to participate in a vote on a tender offer by Tyson Foods or another party; and

          (f) purported to terminate the employment of a number of WLR officers, while at the same time promising to expend substantial sums for the benefit of those officers and their families in the future, again to enhance management's voting power to block an expected tender offer by Tyson Foods.

     These actions are described in WLR's Form 10-Q for the quarterly period ending January 1, 1994, which was filed with the SEC on February 15, 1994 ("Form 10-Q").

A.   THE POISON PILL

     24. Pursuant to the Poison Pill, the Board of Directors of WLR declared, among other provisions, that a dividend of one "Right" per outstanding share of WLR stock be issued to WLR stockholders.

     25. The Poison Pill provides that it is triggered, or "flips-in," when any person acquires voting control of 15% or more of the outstanding Common Stock of WLR. Once triggered, the Poison Pill provides that the Rights owned by the acquiring person are automatically void, and all other Rights holders automatically may purchase shares of Common Stock in WLR at half the market price. The Board of Directors of WLR may redeem the Rights at anytime before the flip-in trigger occurs for $0.01 per Right.

     26. The Poison Pill adopted by the Board of Directors of WLR makes any acquisition of more than 15% of the shares of WLR prohibitively expensive to any prospective acquirors. In addition to imposing a severe financial penalty on a potential acquiror, the "flip-in" of the Poison Pill would dramatically dilute a potential acquiror's voting power and equity interest in WLR. As a result, the adoption of the Poison Pill has the effect of deterring any takeover offers for WLR except those that are approved by the Board of Directors of WLR. Through their adoption of the Poison Pill, the Board of Directors of WLR have entrenched themselves and the present officers of WLR in their positions, and at the same time have deprived WLR's shareholders of the opportunity to consider lucrative offers for their shares, including the Tyson Offer.

     27. The Directors, acting in breach of their fiduciary duties, adopted the Poison Pill with the intent and purpose of thwarting an expected tender offer by Tyson Foods and with the intent and purpose of preventing such a tender offer from succeeding even if Tyson Foods received the favorable vote of a majority of WLR's disinterested shareholders under the Control Share Act approving a tender offer by Tyson Foods.

B.   THE GOLDEN AND OTHER PARACHUTES

     28. The Golden Parachutes adopted by the Board of Directors of WLR provide for extremely lucrative financial benefits to WLR's present management, one of whom is presently a member of WLR's Board of Directors and another of whom is related to one of the Directors. At the same time, the Golden Parachutes and Other Parachutes adopted by the Board of Directors make any acquisition of WLR considerably more expensive, and thereby reduce the likelihood of any such acquisition, or at the least reduce the price that WLR's shareholders might receive as a result of any such acquisition.

     29. In its Schedule 14D-9, filed with the SEC on March 14, 1994, WLR for the first time disclosed that the maximum aggregate lump sum amount that could be payable under the Golden and Other Parachutes, but exclusive of "gross-up" payments and fringe benefit costs, is approximately $7.3 million. Even this figure dramatically understates the true cost of the Parachutes, because "gross up" payments will result in millions of dollars of additional costs, all or part of which may not be deductible for tax purposes by WLR.

     30.  The Directors adopted the Golden and Other
Parachutes with the intent and purpose of thwarting an expected tender offer by Tyson Foods and with the intent and purpose of benefitting themselves without regard to the best interests of WLR or its shareholders.

C.   DISENFRANCHISEMENT OF WLR'S SHAREHOLDERS

     31. One of the entrenchment tactics of counterclaim defendants at the February 4 Board meeting was an amendment of the WLR Bylaws ("Disenfranchisement Amendment") that provides that the record date for any special meeting held pursuant to the Control Share Act will be the day on which an Acquiring Person (as defined by the statute) requests such a meeting. This Disenfranchisement Amendment has the effect of eliminating the advance notice that otherwise would be given (and is required under the SEC proxy rules) with respect to a record date for a meeting of shareholders. The Disenfranchisement Amendment further favors management in a referendum under the Control Share Act because absent advance notice of the record date a potentially significant number of WLR shareholders, as a practical matter, may be unable to vote their shares at the meeting. The inability of such shareholders to vote is of great significance in that at the special meeting any shares not voted count as votes in favor of WLR's management.

     32. The Disenfranchisement Amendment, in combination with other provisions of the Control Share Act, make it extremely difficult for any acquiring person, including Tyson, effectively to make its case to WLR's shareholders in connection with a Control Share referendum. Moreover, in light of the Disenfranchisement Amendment adopted by WLR, the operation of the Control Share Act would conflict with the operation of federal law regarding the solicitation of proxies.

     33.  The Directors adopted the Disenfranchisement
Amendment with the intent and purpose of thwarting an expected tender offer by Tyson Foods and with the intent and purpose of preventing a fair and impartial vote by WLR's disinterested shareholders under the Control Share Act.

D.   RIGGING THE VOTE

     34. The Control Share Act requires the resolution granting voting rights to the Acquiring Person to be approved by a majority of all of the shares entitled to vote other than "interested shares". Interested shares include shares owned by the acquiring person (in this case, Tyson). Interested shares also include shares owned by the target's officers and its directors who also are employees of the target.

     35. As disclosed in WLR's 1993 proxy statement, WLR's Directors and executive officers, as a group, beneficially own 1,780,881 shares of WLR common stock or 15.9% of such stock. On information and belief, the Directors beneficially owned about 14.4% of WLR's common stock prior to the February 4 meeting of the WLR Board.

     36. Under the Control Share Act, the shares as to which counterclaim defendants George E. Bryan, James L. Keeler, Herman D. Mason, Charles W. Wampler, Jr. and William D. Wampler were entitled to vote or direct the voting were interested shares within the meaning of the Control Share Act. Accordingly, such Directors were not entitled to vote such shares in a Control Share referendum.

     37. Unwilling to abide a vote by WLR's disinterested shareholders on a Tyson tender offer, the Directors elected to elevate form over substance and to convert approximately 10% of WLR's common stock owned by four of the counterclaim defendants (then management insiders) into "disinterested shares." In particular, the Directors amended the Bylaws purporting to "clarify" that the roles of the Chairman of the Board and the Vice Chairman of the Board are officers of the Board, not officers of WLR. Notwithstanding this supposed "clarification," in truth and in fact, both the Chairman and the Vice Chairman of the Board, counterclaim defendants Charles W. Wampler, Jr. and Herman D. Mason, respectively, always have acted as officers of WLR, as well as to WLR's Board. Moreover, the positions of Chairman and Vice Chairman of the WLR Board are officer-positions so the individuals occupying those positions are officers of WLR, regardless of the compensation that they receive.

     38. Simultaneously, two members of the Board, counterclaim defendants William D. Wampler and George E. Bryan, purported to resign as Senior Vice Presidents of WLR, although they continued as members of the WLR Board. Counterclaim defendants Charles W. Wampler, Jr., Herman D. Mason, William D. Wampler, and George E. Bryan, the four of whom control approximately 10% of the shares of WLR, purported to resign as employees of WLR but remained as directors.

     39. In connection with the alleged termination of employment of counterclaim defendants C. Wampler, H. Mason, W.
Wampler and G.

Bryan, each was provided with individual deferred compensation agreements that provide "post-retirement" health insurance coverage for life for these directors and their families. The granting of such remunerative agreements was a clear breach of the Directors' fiduciary duties and was a quid pro quo for the votes of these four Directors against the Tyson Offer in a Control Share referendum. WLR has not disclosed the value of such deferred compensation arrangements.

     40. The Directors' primary motive for approving the alleged management changes described above ("Anti-Referendum Changes") was to circumvent the fundamental purpose of the Control Share Act, which is to leave solely to the disinterested shareholders the decision whether "interested" shareholders will have a right to vote on a transaction.
These cynical acts by the Directors are intended directly to dilute the voting power of the disinterested shareholders, allowing these four directors the opportunity to vote their shares, totalling approximately 10% of the outstanding voting shares of WLR, while at the same time barring Tyson from exercising its voting rights, all in direct violation of the plain intent of the Control Share Act. The wrongful effect of the Board's actions is compounded by the fact that under the Control Share Act, Tyson will be unable to vote its shares, thereby enhancing the voting rights of the remaining shareholders. Thus, unless the Board's actions are rescinded, its own officers who have a plain interest in the outcome of a Control Share referendum, will have enhanced voting power and Tyson and WLR's disinterested shareholders will be deprived of a fair and impartial vote.

     41. An additional motive by counterclaim defendants for the Anti-Referendum Changes was to prevent a timely Control Share referendum as contemplated by the Williams Act and the Control Share Act. Counterclaim defendants believed that Tyson likely would be constrained to challenge in court the Disenfranchisement Amendment and the Anti-Referendum Changes before it would request a special shareholder meeting under the Control Share Act thereby delaying, or preventing entirely, Tyson from proceeding with a tender offer for shares of WLR.

        COUNTERCLAIM DEFENDANTS' CONCEAL THEIR MISCONDUCT

     42. Not surprisingly, counterclaim defendants were not forthcoming about the extent of the Directors' activities on February 4, 1994, even though WLR had promised to keep its "fellow shareholders" informed of its actions.

     43. On Sunday, February 6, 1994, counterclaim defendant Charles W. Wampler, Jr., Chairman of WLR, sent a letter to the Chairman of the Board of Directors of Tyson Foods reporting that the WLR Board unanimously rejected Tyson Foods' offer of merger.

     44. By letter dated February 6, 1994, WLR also announced to the public that on February 4, 1994 the Directors rejected
Tyson Foods' January 24, 1994 merger proposal.

     45. Also on February 6, 1994, the Directors sent a letter to WLR's shareholders describing the Poison Pill.

     46. None of the February 6, 1994 letters nor any other voluntary communication revealed -- or even hinted at -- the actions taken by the Board of Directors of WLR in granting the Golden and Other Parachutes, adopting the Disenfranchisement Amendment and approving the Anti-Referendum Changes, which are described above.

     47. These actions were only made public through the compulsory filing, under applicable rules of the SEC, of the Form 10-Q, eleven days after the fact.

           COUNTERCLAIM DEFENDANTS' LITIGATION TACTICS

     48. Also on Sunday, February 6, 1994, counterclaim defendants arranged for the office of the Clerk of this Court to be opened so WLR could file a complaint commencing this action. Counterclaim defendants knew full well that if WLR permitted a fair and impartial referendum by WLR's disinterested shareholders under the Control Share Act, a court might never need to adjudicate the issues raised in the complaint.

     49. If a majority of WLR's disinterested shareholders approved a resolution permitting Tyson to proceed with its tender offer, counterclaim defendants would have a fiduciary duty to dismantle the barriers that they have erected to prevent the Tyson Offer from proceeding. In such circumstances, it would be unnecessary for a court to make any determination as to the constitutionality of the Control Share Act and it might be unnecessary to reach issues as to the validity of the Virginia Affiliated Transactions statute and the Poison Pill.

     50. In a letter to WLR's shareholders dated February 23, 1994, counterclaim defendant Keeler described counterclaim defendants' actions in filing this action as legal steps WLR has taken to "protect its shareholders' interests." Counterclaim defendant Keeler knew WLR's true intent and purpose in filing this action was to entrench management, to protect counterclaim defendants' Director Benefits and prevent a prompt, fair and impartial referendum by WLR's disinterested shareholders on the Tyson Offer under the Control Share Act.

          TYSON PREPARES FOR A CONTROL SHARE REFERENDUM
                  AND COMMENCES ITS OFFER

     51. Acting in good faith and relying upon its right to have a prompt referendum under the Control Share Act, after it announced its efforts to negotiate an acquisition of WLR, Tyson Foods purchased on the open market sufficient shares of WLR to give Tyson Foods beneficial ownership of at least 5% of WLR's voting shares. Under the Control Share Act, Tyson could only request such a meeting once it had accumulated a 5% stake in WLR.

     52. Tyson spent $11 million purchasing WLR shares before it became aware of counterclaim defendants' actions designed to thwart the right of WLR's disinterested shareholders to vote on a Tyson tender offer under the provisions of the Control Share Act. Not until February 16, 1994, did Tyson first learn of the February 4 actions that counterclaim defendants had taken to deprive Tyson of the ability to obtain a prompt, fair and impartial vote at a special meeting under the Control Share Act.

     53. Tyson ultimately expended in excess of $18 million in order to be able to exercise its right under the Control Share Act to have a timely Control Share referendum. Tyson knew when it purchased its 5% stake that those shares could not vote in the referendum. Its sole reason for purchasing the shares was to ensure that it could require WLR to schedule a prompt special meeting to hold the Control Share referendum.

     54. On March 9, 1994 Tyson Foods (through its wholly-owned subsidiary Tyson Acquisition) commenced a cash tender offer for all WLR shares for $30 a share under the Williams Act. Upon completion of the offer, Tyson will seek to consummate a merger with WLR that will result in all non-tendering WLR shareholders receiving $30 per share as well. Tyson's offer expires on April 8, 1994.


               COUNTERCLAIM DEFENDANT'S CONTINUING
                        BREACHES OF DUTY

     55.  On March 14, 1994, counterclaim defendants filed SEC
Schedule 14D-9 announcing their opposition to the Tyson Offer.

     56. The Schedule 14D-9 threatens additional and continuing violations of the counterclaim defendants' fiduciary and statutory duties. In particular, the Schedule 14D-9 discloses that counterclaim defendants are discussing acquisitions and that such transactions "could include the issuance of voting securities" of WLR. Such actions, if consummated, would constitute a further and continuing interference with the right of Tyson and WLR's shareholders to have a prompt, fair and impartial referendum on the Tyson Offer under the Control Share Act and the Williams Act. Any such transaction would be a further breach of the Directors' fiduciary duties because such extraordinary corporate transactions would have a material adverse impact on WLR's business, finances and corporate structure and would be done solely for the purposes of entrenching the Directors, preserving their Director Benefits and placing WLR's voting stock in friendly hands.

     57. By its terms, the Control Share Act prohibits solicitation of proxies in connection with a Control Share referendum sooner than thirty days before the special meeting unless otherwise agreed. To have a fair solicitation and permit the disinterested shareholders to be fully informed, a minimum thirty-day solicitation period prior to the special meeting is required. By setting the meeting date for thirty days after receiving a control share acquisition statement but delaying the giving of notice of the meeting for ten days after receiving the statement, a target board can thwart the intent of the Control Share Act that there be a thirty day solicitation period.

     58. On March 16, 1994, Tyson, by its counsel, requested that WLR agree to provide Tyson with no less than thirty days' prior notice of the date set for a special meeting requested by Tyson under the Control Share Act. Counterclaim defendants have failed to respond to this request.

     59. Failure to agree to give Tyson thirty days' prior notice of a special meeting under the Control Share Act, and thereby assuring a full thirty day period for solicitation of proxies, is a further and continuing breach by the Directors of their fiduciary duties and duty of loyalty. It is done for the sole purpose of depriving Tyson and WLR's disinterested shareholders of their right to have a fair vote on the Tyson Offer under the Control Share Act.

     60. Under Sections 13.1-770 and 13.1-771 of the Virginia Code, Tyson is entitled to inspect and copy, among other records of WLR, WLR's accounting records, its shareholders' list, minutes of all meetings of its shareholders and board of directors. Tyson, through an authorized representative, has made written demand for such records. WLR has failed to comply fully within five business days as required by applicable law.

                             COUNT I

     61. The actions taken by counterclaim defendants on February 4, 1994, including (a) the amendments made to the Bylaws relating to the roles that the Chairman and Vice Chairman play as officers of the corporation; (b) the resignations of counterclaim defendants William D. Wampler and George E. Bryan as Senior Vice Presidents; and (c) the termination of compensation from WLR to counterclaim defendants Charles W. Wampler, Jr., Herman D. Mason, William
D. Wampler, and George E. Bryan, were intended to preserve for the Directors their Director Benefits and to circumvent the clear purpose of the Control Share Act by allowing "interested shares" owned by "management" to vote in a manner prohibited by Va. Code Section 13.1-728.3(B).

     62. Notwithstanding the actions taken by counterclaim defendants, the shares owned or controlled by counterclaim defendants W. Wampler, C. Wampler, Bryan and Mason are
"interested shares" under the Control Share Act.

     63. An actual controversy exists concerning whether the shares owned or controlled by counterclaim defendants W. Wampler, C. Wampler, Bryan and Mason are "interested shares" prohibited from voting on a resolution to extend voting rights to shares acquired in a control share acquisition as provided by Va. Code Section 13.1-728.3(A).

     64. In the event the Directors' actions herein are not rescinded, Tyson is entitled to a declaratory judgment, pursuant to 28 U.S.C. Section 2201, that all WLR shares owned directly, indirectly or beneficially, by counterclaim defendants W. Wampler, C. Wampler, Bryan and Mason, are
"interested shares" under the Control Share Act and accordingly may not be voted in the referendum provided by the Act.

                            COUNT II

     65. The Directors have fiduciary duties and a duty of loyalty to WLR's shareholders and others.

     66. Among such duties, the Directors have a duty not to subvert the shareholder franchise, including any vote by disinterested shareholders under the Control Share Act.

     67. The actions of the Directors set forth above subvert the right and ability of Tyson, and WLR's disinterested shareholders, to have a prompt, fair and impartial Control Share referendum, as contemplated by the Williams Act, the Control Share Act and other applicable law, and violate the Directors' fiduciary duties. Such actions are contrary to the interests of WLR's shareholders. They are intended to entrench WLR's present management in its positions at WLR by making an acquisition by Tyson practically impossible, all for the purpose of protecting existing management and depriving WLR's disinterested shareholders of the opportunity to consider the Tyson Offer.

     68.  Specifically, the actions taken by the Directors:

          (a) allow intransigent management to set the Record Date of stock ownership so as to deprive a significant number of disinterested shareholders of the ability to vote their stock at a Control Share referendum under the Control Share Act;

          (b) discourage shareholders from voting their shares at a Control Share referendum by permitting a discriminatory poison pill to be adopted in the face of a noncoercive proposal;

          (c) frustrate the full purposes and objectives of Congress in enacting the Williams Act by giving intransigent management the ability to defeat a noncoercive proposal without a prompt, fair and impartial vote by disinterested shareholders;

          (d) frustrate the full purposes and objectives of the Virginia legislature in enacting the Control Share Act by depriving disinterested shareholders of an opportunity to have a prompt, fair and impartial vote on the Tyson Offer;

          (e)  impermissibly tilt the balance between
management and a potential acquiror in the context of a noncoercive proposal;

          (f) manipulate WLR's Bylaws and the status of WLR's officers solely for the purpose of entrenching existing management;

          (g)  fail to disclose Board action to the
shareholders in a timely and meaningful way; and

          (h) establish a series of corporate artifices in an attempt to deprive WLR's shareholders of the opportunity to consider the Tyson Offer in a fully-informed manner.

     69.  These violations have injured and continue to injure
Tyson because they:

          (a) deprive Tyson of its right to have a prompt, fair and impartial vote on its Offer under the Control Share
Act; and

          (b) frustrate Tyson's right to proceed with its Offer as contemplated by the Williams Act and other applicable law.

     70. If the Court determines that the actions taken by counterclaim defendants as set forth above were and are authorized under the Control Share Act, then the Act as applied is unconstitutional under Count IV.

                            COUNT III

     71. The Directors have fiduciary duties and a duty of loyalty to WLR's shareholders and others.

     72. Among such duties, the Directors have a duty not to subvert the right of shareholders to tender their shares in response to a noncoercive tender offer.

     73. The actions of the Directors set forth above in adopting the Poison Pill and then refusing to redeem the Rights issued thereunder (even though the Directors have elected not to opt out of the Control Share Act) violate the Directors' fiduciary duties. Such actions are contrary to the interests of WLR's shareholders. They are intended to entrench WLR's present management in its positions at WLR by making an acquisition by Tyson practically impossible, all for the purpose of protecting existing management. They deprive WLR's shareholders of the opportunity to tender their shares pursuant to the Tyson Offer (and deprive Tyson of the ability to accept the tender), assuming that Tyson receives the favorable vote of a majority of WLR's disinterested shareholders in a fair and impartial referendum under the Control Share Act.

     74. These violations have injured and continue to injure Tyson because they frustrate Tyson's right to proceed with its Offer as contemplated by the Williams Act, the Control Share Act (assuming a majority of WLR's disinterested shareholders approve the Tyson Offer in a fair and impartial referendum) and other applicable law.

                            COUNT IV

     75.  The Control Share Act is unconstitutional.  It

          (a) is preempted by federal proxy law developed under Section 14 of the Securities Exchange Act of 1934 and thereby violates the Supremacy Clause of the United States
Constitution;

          (b) is preempted by the Williams Act and thereby violates the Supremacy Clause of the United States
Constitution; and,

          (c)  violates the Commerce Clause of the United
States Constitution.

     76. The unconstitutionality of the Control Share Act has injured and continues to injure Tyson because it:

          (a) deprive Tyson of its right to have a prompt, fair and impartial vote on its Offer under the Control Share
Act and other applicable law; and

          (b) frustrate Tyson's right to proceed with its Offer as contemplated by the Williams Act and other applicable law.

                             COUNT V

     77. The Virginia statutory scheme regulating mergers and acquisitions, including the Control Share Act, the Virginia Affiliated Transactions Statute, and Va. Code Section 13.1-646, is unconstitutional. It gives a Virginia corporation's pre-existing board of directors a DE FACTO veto power over tender offers and mergers, and therefore thwarts shareholder democracy and burden interstate commerce by, among other things:

          (a) allowing intransigent management to manipulate the record date for determining stock ownership to deprive shareholders of the ability to vote their shares in a fully informed and meaningful way;

          (b) discouraging shareholders from voting their stock by permitting a discriminatory poison pill to be adopted in the face of a noncoercive proposal, particularly when combined with the manipulation of these statutes by the Board as in this case;

          (c) frustrating the full purposes and objectives of Congress in enacting the Williams Act by giving intransigent management the ability to impede a noncoercive proposal without consulting shareholders; and

          (d) impermissibly tilting the balance between management and an acquiror in the context of a noncoercive proposal.

     78. By denying a meaningful opportunity for success by any possibly interested merger partner in the face of intransigent management, the Virginia statutory scheme regulating mergers and acquisitions, including the Control Share Act, the Virginia Affiliated Transaction statute, and Va. Code Section 13.1-646, is unconstitutional. It

          (a) is preempted by federal proxy law developed under Section 14 of the Securities Exchange Act of 1934 and thereby violates the Supremacy Clause of the United States
Constitution;

          (b) is preempted by the Williams Act and therefore violate the Supremacy Clause of the United States
Constitution; and

          (c)  violates the Commerce Clause of the United
States Constitution.

     79. The unconstitutionality of the Virginia statutory scheme regulating mergers and acquisitions injured and continue to injure Tyson because it:

          (a) deprives Tyson of its right to have a prompt, fair and impartial vote on its Offer under the Control Share
Act and other applicable law; and

          (b) frustrate Tyson's right to proceed with its Offer as contemplated by the Williams Act and other applicable law.

                            COUNT VI

     80. In its Amended Complaint, WLR seeks a declaration that the Virginia Affiliated Transactions Statute is constitutional.

     81. The Virginia Affiliated Transactions Statute is unconstitutional. Essentially, it gives a Virginia corporation's pre-existing board of directors de facto veto power over mergers and therefore thwarts shareholder democracy and burdens interstate commerce.

     82. By denying a meaningful opportunity for success by any possibly interested merger partner other than one receiving the pre-existing board's approval, the Virginia
Affiliated Transactions statute is unconstitutional.  It

          (a) is preempted by the Williams Act and therefore violates the Supremacy Clause of the United States
Constitution; and

          (b)  violates the Commerce Clause of the United
States Constitution.

     83.  The unconstitutionality of the Virginia Affiliated
Transactions Statute has injured and continues to injure Tyson because it deprives Tyson of a meaningful opportunity to have a successful tender offer.

                            COUNT VII

     84. The Directors have fiduciary duties and a duty of loyalty to WLR's shareholders and others.

     85. Among such duties, the Directors have a duty not to subvert the right of shareholders to tender their shares in response to a noncoercive tender offer.

     86. The actions of the Directors set forth above in adopting the Golden Parachutes and the Other Parachutes even though Virginia gives to WLR's shareholders under the Control Share Act the right to decide by the vote of a majority of disinterested shareholders whether a change of control should be permitted (and even though the Directors have elected not to opt out of the Control Share Act) violate the Directors' fiduciary duties. Such actions are contrary to the interests of WLR's shareholders. They are intended to entrench WLR's present management in its positions at WLR by making an acquisition by Tyson unreasonably expensive, all for the purpose of protecting existing management. They deprive WLR's shareholders of the opportunity to determine whether and at what cost to WLR and its shareholders a control share acquisition should occur as contemplated by the Control Share Act.

     87. These violations have injured and continue to injure Tyson because they increase unreasonably the cost to Tyson of acquiring control of WLR as contemplated by the Williams Act, the Control Share Act (assuming a majority of WLR's disinterested shareholders approve the Tyson Offer in a fair and impartial referendum) and other applicable law.

                           COUNT VIII

     88. By reason of WLR's failure to produce fully all of the records requested in writing by Tyson, through its authorized representative, pursuant to Virginia Code Sections 13.1-770-71 within five business days, Tyson is entitled to an order summarily ordering WLR to produce the requested records for inspection and copying at WLR's expense.

                       IRREPARABLE INJURY

     89. Unless preliminary and permanent injunctive relief is granted, Tyson will be irreparably harmed because it will be denied the opportunity to have the Tyson Offer freely and fairly considered by WLR's disinterested shareholders, and WLR's disinterested shareholders will be irreparably harmed because they will be denied the opportunity to consider and, if they so choose, to accept the Tyson Offer.

     90. Unless preliminary and permanent injunctive relief is granted, Tyson will be irreparably harmed in at least the following additional respects:

          (a) Tyson will be denied a meaningful opportunity to consummate the Tyson Offer;

          (b) WLR's management will hold a decided and unlawful advantage in opposing the Tyson Offer;

          (c) Tyson will be compelled to terminate its efforts to acquire control of WLR due to the economic and financial uncertainties posed by the Control Share Act and the counterclaim defendants' other actions described above;

          (d) WLR's shareholders will be discouraged from tendering their shares to Tyson because of the economic and financial uncertainty created by the Control Share Act and the counterclaim defendants' other actions described above; and

          (e) Tyson will be deprived of the opportunity to acquire control of WLR, a unique business.

     91. Unless preliminary and permanent injunctive relief is granted, WLR's shareholders, including any residing in the Commonwealth of Virginia, will be irreparably harmed by losing their right to sell their shares to Tyson at a premium pursuant to the Tyson Offer.

     92. The foregoing circumstances constitute a deprivation of Tyson's rights under Section 14 of the Securities Exchange Act and the related SEC proxy rules, the Williams Act, the United States Constitution, and the laws of the Commonwealth of Virginia, and will result in irreparable injury to Tyson, to WLR's disinterested shareholders, and to the investing public.

                          RELIEF SOUGHT

     93.  Tyson has no adequate remedy at law.

     94.  Tyson seeks a declaration that:

          (a)  notwithstanding the actions taken by
counterclaim defendants, the shares owned by counterclaim defendants W. Wampler, C. Wampler, Bryan and Mason are
"interested shares" under the Control Share Act;

          (b) the Directors have breached and continue to breach their fiduciary duties and duty of loyalty in taking the actions and threatened actions described in the counterclaims, including adopting the Disenfranchisement Amendment, approving the Anti-Referendum Changes and adopting (and refusing to redeem) the Poison Pill;

          (c)  the Control Share Act (Va. Code Section
13.1-728.1, et. seq.) is unconstitutional;

          (d)  the Virginia Affiliated Transactions statute
(Va. Code Section 13.1-725 et seq.) is unconstitutional;

          (e)  the Disenfranchisement Amendment,
Anti-Referendum Changes and Poison Pill are invalid; and

          (f) the Virginia statutory scheme regulating mergers and acquisitions is unconstitutional.

     95. Tyson seeks an order to temporarily, preliminarily and permanently:

          (a) direct counterclaim defendants to rescind the Disenfranchisement Amendment, or in the alternative enjoin the operation of such Bylaw;

          (b) direct counterclaim defendants to rescind the Anti-Referendum Changes, or in the alternative enjoin the voting of any shares owned, directly or indirectly, by counterclaim defendants Bryan, Mason, C. Wampler and W. Wampler;

          (c) enjoin counterclaim defendants from interfering in any way with the conduct of a prompt, fair and impartial referendum under the Control Share Act;

          (d) direct counterclaim defendants to rescind, or in the alternative to redeem, the Poison Pill; and

          (e) enjoin counterclaim defendants from taking any action in furtherance of the Poison Pill, Golden Parachutes or Other Parachutes;

          (f) enjoin counterclaim defendants from engaging in any transactions involving the issuance of WLR's voting securities; and

          (g) direct counterclaim defendants to rescind the Golden Parachutes and Other Parachutes.

     96. Tyson seeks an order directing WLR to make available for inspection and copying to Tyson or its representatives the corporate records to which Tyson is entitled under Virginia
Code Sections 13.1-770-71.

     97. Tyson seeks such other and further relief as this Court may deem just and proper, including its costs and attorney's fees.

                              Respectfully submitted,

                              TYSON FOODS, INC.

                              BY:
                                 ----------------------------------
                                             Of Counsel

James L. Sanderlin (VSB #05878)
Thomas E. Spahn (VSB #17411)
Thomas F. Farrell, II (VSB #19109)
R. Craig Wood (VSB #24264)
McGUIRE, WOODS, BATTLE & BOOTHE
One James Center
901 East Cary Street
Richmond, VA  23219
(804) 775-1000

Russell E. Brooks
MILBANK, TWEED, HADLEY & McCLOY
1 Chase Manhattan Plaza
New York, NY  10005-1413
(212) 530-5000

James R. Sipe, Esq. (VSB #3742)
LITTEN & SIPE
Post Office Box 712
410 Neff Avenue
Harrisonburg, VA  22801
(703) 434-5353

Attorneys for Defendant and
  Counterclaim-Plaintiffs,
  Tyson Foods, Inc. and WLR
  Acquisition Corp.

                      CERTIFICATE OF SERVICE


          A copy of this document was mailed on March 21, 1994, to:

               William R. Norfolk, Esq.
               SULLIVAN & CROMWELL
               125 Broad Street
               New York, NY  10004

               Douglas L. Guynn, Esq.
               WHARTON, ALDHIZER & WEAVER
               100 S. Main Street
               Harrisonburg, VA  22801



___________________________________